EXHIBIT H

                               FORM OF NOTICE AND
                       ORDER PERMITTING PROXY SOLICIATION

SECURITIES AND EXCHANGE COMMISSION

Release No. (              )

Monongahela Power Company
Notice of Proposal to Amend Articles; Order Authorizing Proxy Solicitation

July ___, 2000

         Monongahela Power Company ("Monongahela"), a wholly owned combination gas and electric utility subsidiary of Allegheny Energy, Inc. ("Allegheny Energy"), a registered holding company, has filed a Declaration with the Commission subject to Section 6(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and Rules 62 and 65 thereunder.

         Monongahela has outstanding 5,891,000 shares of common stock, par value $50 per share ("Common Stock"), all of which are held by Allegheny Energy. Monongahela's outstanding preferred stock consists of 740,000 shares of cumulative preferred stock, par value $100 per share (collectively, "Preferred Stock"), issued in five series (each, a "Series"). The five Series of Preferred Stock consist of the 4.40% Series, of which 90,000 shares are outstanding; the 4.80% Series B, of which 40,000 shares are outstanding; the 4.50% Series C, of which 60,000 shares are outstanding; the 6.28% Series D, of which 50,000 shares are outstanding; and the 7.73% Series L, of which 500,000 shares are outstanding. All of the Series are traded over-the-counter, except for the 4.40% Series and the 4.50% Series C, which are traded on the American Stock Exchange.

         Paragraph (a) of subdivision (11) of Section 1.5 of Monongahela's articles of incorporation (the "Articles") currently provides that, so long as any shares of Preferred Stock of any Series are outstanding, without the consent of the holders of at least a majority of the outstanding Preferred Stock of all Series, Monongahela shall not issue any unsecured notes, debentures or other securities representing unsecured indebtedness (collectively, "unsecured debt") or assume any such unsecured securities (other than for purposes of refunding or renewing outstanding unsecured securities or redeeming or otherwise retiring all outstanding shares of Preferred Stock) if, immediately after such issuance or assumption:

         o the total principal amount of all unsecured debt issued or assumed by Monongahela and then outstanding would exceed 20% of the aggregate of (x) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by Monongahela and then outstanding and (y) the stated capital and surplus of Monongahela as stated on Monongahela's books; or

         o the total principal amount of all unsecured debt issued or assumed by Monongahela and then outstanding having maturities of less than ten years would exceed 10% of the aggregate of (x) and (y) in the preceding paragraph (the "Unsecured Debt Limitation").

         Monongahela proposes to solicit proxies from the holders of its outstanding shares of Preferred Stock (the "Proxy Solicitation") for use at a special meeting of its stockholders (the "Special Meeting") to consider a proposed amendment to the Articles that would eliminate in its entirety the Unsecured Debt Limitation (the "Proposed Amendment"). The Common Stock and each Series of Preferred Stock are entitled to one vote per share on the matters described herein and constitute Monongahela's only outstanding securities entitled to vote on the Proposed Amendment. Monongahela has outstanding no other class of equity securities. Adoption of an


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amendment to the Articles, including the Proposed Amendment, requires the affirmative vote at the Special Meeting (in person by ballot or by proxy) of the holders of not less than two-thirds of the outstanding shares of each of (1) the Preferred Stock of all Series, voting together as one class, and (2) the Common Stock. Allegheny will vote its shares of Common Stock in favor of the Proposed Amendment. Abstentions and broker non-votes in respect of the Proposed Amendment will have the effect of votes against the Proposed Amendment. Monongahela has engaged Georgeson Shareholder Securities Corp. ("Georgeson") to assist in connection with the Proxy Solicitation, for which Georgeson will be paid a reasonable and customary fee and will be reimbursed for reasonable out-of-pocket expenses.

         If the Proposed Amendment is adopted, Monongahela proposes to make a special cash payment of $1.00 per share (each, a "Cash Payment") to each Preferred Stockholder of any Series, whose shares of Preferred Stock are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of the Proposed Amendment. Monongahela will disburse Cash Payments out of its general funds, promptly after adoption of the Proposed Amendment.

         The purpose of the Proxy Solicitation is to eliminate the Unsecured Debt Limitation, which restricts the ability of Monongahela to incur unsecured indebtedness. Monongahela considers this restriction a significant impediment to its ability to adapt to an increasingly competitive market for electricity, maintain financial flexibility and minimize its financing costs. Monongahela believes that the competitive advantages, financing flexibility and cost benefits resulting from the elimination of the Unsecured Debt Limitation outweigh the one-time cost of the Proxy Solicitation.

         As noted, Monongahela proposes to submit the Proposed Amendment for consideration and action at the Special Meeting of stockholders scheduled to take place on or about August 30, 2000, and, in connection therewith, to solicit proxies for the holders of their Preferred Stock. Monongahela requests that the effectiveness of the Declaration with respect to the solicitation of proxies for voting by their Preferred Stockholders on the Proposed Amendment be permitted to become effective forthwith, pursuant to Rule 62(d).

         It appears to the Commission that the Declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62(d):

         IT IS ORDERED, that the Declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the 1935 Act.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.